April  20, 2011

John Reynolds Esq.

Assistant Director,

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

www.sec.gov

Re:	Bio-Reference Laboratories, Inc. (BRLI) Form 10-K for Fiscal Year Ended October 31, 2010

Dear Mr. Reynolds,

We have reviewed the staff’s comment letter of March 28, 2011 in which the substantive paragraphs of the staff’s letter have been numbered. The following are BRLI’s responses to the staff’s comments. The number preceding each response corresponds to the numbered staff comment.

Form 10-K for Fiscal Year Ended October 31, 2010

Business, page 2

#1. BRLI reviews its purchase obligations under supply agreements upon initiation and as part of its annual review to prepare the Contractual Obligations Disclosure Table that is presented within Liquidity and Capital Resources. No one supplier who is a counterparty to any particular supply agreement is contracted to provide more than one percent of our Cost of Services in any future period. Such contracts are made in the ordinary course of business. No directors, officers, promoters, voting trustees or individuals known to be BRLI security holders are counterparties to these agreements. Management does not believe that BRLI is substantially dependent upon these supply agreements, as the goods may be obtained from different suppliers or wholesalers, if needed. None of these agreements are leases or call for the acquisition or sale of property, plant and equipment. Based upon the analysis performed, Management does not believe that any disclosure under Item 601(b)(10) of Regulation S-K is necessary.

Management’s Discussion and Analysis, page 10

#2. Mr. Littleton was not and has never been a “related person” to BRLI as defined in Item 404(a) of Regulation S-K, neither at the time of the Restitution Agreement nor at any time. BRLI filed a current report on Form 8-K for January 23, 2009 with the Commission not only describing the Restitution Transaction but also including a copy of the Restitution Agreement as an Exhibit.

Tabular Presentation of Results of Operations, page 11

#3. BRLI acknowledges that it was aware that the “2009 Pro Forma” column removing the effect of the Restitution Settlement was a non-GAAP financial presentation and generally would not be appropriate. However, management believed that this column clarified the distortive effect of this one time non-recurring payment for its stockholders. The column will not appear in the October 31, 2011 Form 10-K.

Results of Operations, page 12

#4. During the fiscal year ended October 31, 2010, we increased our sales force by approximately 22% in the specialty testing services that we market nationally. This increase occurred in two phases: one in January 2010 and one in May of the same year. We believe that this increase in sales personnel accounted for a majority of the increase in our patient volume. This allowed us to expand or increase our presence in sixteen states and we expect this trend to continue.

Critical Accounting Policies—Accounting for Revenue and Accounting for Contractual Credits and Doubtful Accounts, page 15

#5. In order for our investors to better understand Accounting for Revenues the following table will be added.

	October 31
	2010	2009	2008

Gross Revenues	$1,902,573	$1,423,287	$1,039,030

Contractual Adjustments and Discounts:
Medicare/Medicaid Portion	281,002	247,333	199,543
All Other Third Party Payors	1,163,547	813,300	538,416
Total Contractual Adjustments and Discounts	1,444,549	1,060,633	737,959

Net Service Revenues	$458,024	$362,654	$301,071

In addition the Accounting for Contractual Credits and Doubtful Accounts description will be changed in its entirety as shown below.

Even though it is typically the responsibility of the patient to pay for laboratory service bills, most individuals in the United States have an agreement with a third party such as Medicare, Medicaid or commercial insurance to pay all or a portion of their healthcare expenses; this represents the major portion of payment for all services provided BRLI.  In certain cases, the individual has no insurance or does not provide insurance information; in the remainder of the cases, BRLI is provided the third party billing information, usually by the referring physician, and seeks payment from the third party under the terms and conditions of the third party payor for health service providers like BRLI.  Each of these third party payors may differ not only with regard to rates, but also with regard to terms and conditions of payment and coverage of specific tests.  BRLI routinely reviews the reimbursement policies and subsequent payments and collection rates from these different types of payors.  Contractual credits are recorded as reductions to gross service revenues and are collectively referred to as the contractual allowance.  BRLI has not been required to record an adjustment in a subsequent period related to revenue recorded in a prior period which was material in nature.  Aging of accounts receivable is monitored by billing personnel and follow-up activities including collection efforts are conducted as necessary.  Bad debt expense is recorded within selling, general and administrative expenses.  BRLI writes off receivables against the allowance for doubtful accounts when they are deemed uncollectible.  For client billing, accounts are written off when all reasonable collection efforts prove to be unsuccessful.  Patient accounts, where the patient is directly responsible for all or a remainder portion of the account after partial payment or denial by a third party payor, are written off after the normal dunning cycle has occurred, although these may be subsequently transferred to a third party collection agency after being written off.  Third party payor accounts are written off when they exceed the payor’s timely filing limits.  Accounts Receivable on the balance sheet is net of the following amounts for contractual credits and doubtful accounts:

	October 31
	2010	2009

Contractual Credits/Discounts	$186,372	$130,974
Doubtful Accounts	34,904	26,047

Total Allowance	$221,276	$157,021

The paragraph on Use of Estimates (pg. 40) will be revised as follows to include the following and also included on page 15:

Net service revenues are determined utilizing gross service revenues net of contractual allowances.  Even though it is typically the responsibility of the patient to pay for laboratory service bills, most individuals in the United States have an agreement with a third party such as Medicare, Medicaid or commercial insurance to pay all or a portion of their healthcare expenses; this represents the major portion of all services provided by BRLI.  In certain cases, the individual has no insurance or does not provide insurance information; in the remainder of the cases, BRLI is provided the third party billing information and seeks payment from the third party under the terms and conditions of the third party payer for health service providers like BRLI.  Each of these third party payors may differ not only with regard to rates, but also with regard to terms and conditions of payment and coverage of specific tests.  The contractual allowance calculation is made on the basis of historical allowance rates for the various specific payor groups on a monthly basis with a greater weight being given to the most recent trends.  Bad Debt is calculated on the basis of historical payment rates by specific payor groups on a monthly basis with primary weight being given to the most recent trends; this approach allows bad debt to more accurately adjust to short-term changes in the business environment.  These two calculations are routinely analyzed by BRLI on the basis of actual allowances issued by payors and the actual payments made to determine what adjustments, if any, are needed.  The chart below shows the adjustments made to gross service revenues to arrive at net service revenues for the past three fiscal years.

	October 31
	2010	2009	2008

Gross Revenues	$1,902,573	$1,423,287	$1,039,030

Contractual Adjustments and Discounts:
Medicare/Medicaid Portion	281,002	247,333	199,543
All Other Third Party Payors	1,163,547	813,300	538,416
Total Contractual Adjustments and Discounts	1,444,549	1,060,633	737,959

Net Service Revenues	$458,024	$362,654	$301,071

When new business is received by BRLI, net service revenues are calculated by reducing gross service revenues by the estimated contractual allowance.  The bad debt expense is determined by calculating the appropriate collection rate for net current service revenues and is a component of general and administrative expenses.

BRLI recognized the amounts in subsequent periods for actual allowances/discounts to gross service revenue; bad debt was adjusted over the same periods of time to maintain an accurate balance between net service revenues and actual revenues.  Management has reviewed the allowances/discounts recognized in subsequent periods and believes the amounts to be immaterial. Because we believe that disclosure of these immaterial amounts would place us at a competitive disadvantage if known to our competitors, we will furnish it if the staff requires, with a request for Confidential Treatment.

Item 9A Controls and Procedures, page 16

#6. A copy of the revised Item 9A (now Item 8A) complying with Items 307 and 308 of Regulation S-K is enclosed. BRLI’s auditors have issued a report (included on page 32 of the October 31, 2010 Form 10-K) as to the effectiveness of BRLI’s internal control over financial reporting.

Directors, Executive Officers and Corporate Governance, page 18

#7. A copy of the revised biographies of the directors is enclosed. Although BRLI believes the biographies as previously filed were sufficiently detailed to give the reader knowledge of each director’s experience and skills, we are providing additional information in the revised biographies.

Executive Compensation, page 20

#8. A copy of a new section detailing the provisions of the 2008, 2009, and 2010 Senior Management Incentive Compensation Plans is enclosed. It discloses the percentage targets of Operating Income in relation to Total Net Revenues in order for the participants to be entitled to bonuses and in addition, in the 2010 Plan, describes Formula Two which also provides for bonuses if the percentage increases of Operating Income in fiscal 2010 as compared to fiscal 2009 reached certain targets. The numerical bonus amounts appear in column (g) of the “Summary Compensation Table”.

#9. A copy of the first paragraph (unchanged) and the proposed changes to “Compensation Discussion and Analysis” is enclosed. It modifies “Executive Compensation Philosophy”, adds a new section “Process for Determining Executive Compensation” and modifies “Rationale for Current Employment Agreements with the Three Executive Officers”.

Certain Relationships, Related Transactions and Director Independence, page 26

#10. No BRLI officer or director received consulting fees from BRLI with respect to the fiscal years 2008 through 2010.

#11. A copy of a new section concerning the review and approval of transactions with related persons is enclosed.

Financial Statements

Note 2—Summary of Significant Accounting Policies, page 39

Service Revenues, page 40

#12.We will change the “Other” category to read “All Other Third Party Payors.” We have approximately two thousand distinct third party payors that are not Medicare or Medicaid. They are part of the group of third party payors from whom we have accepted payment as payment in full except for certain obligations of the individual. The remaining balance is then written off as a contractual adjustment.

Contractual Credits and Provision for Doubtful Accounts, page 40

#13.When you factor in Subsequent Period Contractual Adjustments, there is not a material effect on our operations for any fiscal year reported in the October 31, 2010 10-K. Because we believe that disclosure of these immaterial amounts would place us at a competitive disadvantage if known to our competitors, we will furnish it if the staff requires, with a request for Confidential Treatment.

#14. A contractual adjustment/discount is an adjustment made to gross service revenues expected to be paid by third party payors where BRLI accepts the payments of those third party payors as payment in full for services rendered subject to certain obligations of the individual patient under its agreement with the third party payor.  We have approximately two thousand distinct third party payors other than Medicare or Medicaid.  Even though it is typically the responsibility of the patient to pay for laboratory service bills, most individuals in the United States have insurance coverage and therefore have their insurance provider pay their laboratory and other healthcare covered expenses for a fee.  Henceforth, the term “third party payors” refers to these various insurance providers; the portion of the net service revenues not paid for by the third party payor becomes the direct responsibility of the patient.  A portion of our services are provided directly to healthcare service providers (i.e. clinics, hospitals, nursing homes, etc.) who are then directly responsible for paying us for the services; the term “client billing” is used when referring to these arrangements.  A contractual adjustment/discount is the amount we anticipate being paid at the time the service is performed; an uncollectible debt is the portion of the net service revenues that is not paid on a retrospective basis after all payments have been made and all reasonable collection attempts have been made on any unpaid portion of the net service revenues.

Exhibits

Section 302 Certifications

#15. Revised copies of Exhibits 31.1, 31.2, 32.1 and 32.2 are enclosed.

BRLI will incorporate the above responses to the extent applicable in all future Exchange Act filings, starting with its quarterly report on Form 10-Q for the quarter ending April 30, 2011.

BRLI respectfully submits that with respect to its prior Exchange Act filings, the above changes do not appear to be material and do not mandate amendments of prior filings.

BRLI hereby acknowledges that:

•                  BRLI is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•                  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•                  BRLI may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Bio-Reference Laboratories, Inc.

By
Sam Singer
Senior Vice President
Principal Financial Officer

#6. Item 9A. Controls and Procedures

(a)          Evaluation of Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer as to the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Based on that evaluation, the principal executive officer and the principal financial officer of the Company have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures are effective at a reasonable assurance level.

(b)          Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

(ii) provide reasonable assurance that the transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorization of management and/or our Board of Directors; and

(iii) provide reasonable assurance regarding the prevention or timely detection of any unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its evaluation, our management concluded that our internal control over financial reporting was effective as of the end of the period covered by this Annual Report on Form 10-K.

MSPC, Certified Public Accountants and Advisors, A Professional Corporation, an independent registered public accounting firm, has audited the Consolidated Financial Statements included in this Annual Report on Form l0-K and, as part of their audit, has issued its attestation report, included herein, on the effectiveness of our internal control over financial reporting. See “Report of Independent Registered Public Accounting Firm” on page 32.

(c)          Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during the fourth quarter of fiscal 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

#7. Directors and Executive Officers

The following is a brief account of the business experience of each director and executive officer of the Company.

Marc D. Grodman, M.D. founded the Company in December 1981 and has been its Chairman of the Board, President, Chief Executive Officer and a director since its formation. Dr. Grodman is an Assistant Professor of Clinical Medicine at Columbia University’s College of Physicians and Surgeons and Assistant Attending Physician at Presbyterian Hospital, New York City. From 1980 to 1983, Dr. Grodman attended the Kennedy School of Government at Harvard University and was a Primary Care Clinical Fellow at Massachusetts General Hospital. From 1982 to 1984, he was a medical consultant to the Metal Trades Department of the AFL-CIO. Dr. Grodman received a B.A. degree from the University of Pennsylvania in 1973 and an M.D. degree from Columbia University’s College of Physicians and Surgeons in 1977.  Except for his part time duties as Assistant Professor of Clinical Medicine and Assistant Attending Physician at Columbia University and Presbyterian Hospital, Dr. Grodman devotes all of his working time to the business of the Company.

Since January 2005, Dr. Grodman has been a member of the board of directors, served as Chairman and currently serves as Vice Chairman of the American Clinical Laboratory Association (the “ACLA”), an industry organization comprised of the largest and most significant commercial clinical laboratories in the United States. Other board members include the chief executive officers of Quest Diagnostics and Laboratory Corporation of America.

Dr. Grodman’s leadership capabilities and the guidance provided by him to the Company since its founding in 1981 is reflected in the growth of the Company’s business. Dr. Grodman’s extensive medical background, his 25 years experience on the faculty at Columbia University College of Physicians and Surgeons, his knowledge of trends in the healthcare industry as demonstrated at each board meeting and the recognition by his peers in the industry as reflected by his election as Chairman and then as Vice Chairman of the ACLA reflects his attributes and qualifications to serve as a director.

Howard Dubinett has been the Executive Vice-President and Chief Operating Officer of the Company since its formation in 1981. He became a director of the Company in April 1986. Mr. Dubinett attended Rutgers University. Mr. Dubinett devotes all of his working time to the business of the Company. Mr. Dubinett has, since 1997, been the director of and responsible for the Company and its employees’ compliance with the myriad of federal and state healthcare regulations and since 2004, (when HIPAA was adopted) with the Company and its employees’ compliance with HIPAA. Mr. Dubinett is responsible for and oversees the training of the Company’s employees to ensure compliance. Mr. Dubinett also is in charge of negotiating all lines of the Company’s insurance coverage (property, casualty, professional liability and automobile insurance) and the design of the Company’s Safety Policies and Procedures and training of its employees thereunder. Under Mr. Dubinett’s stewardship, the Company has never had a serious problem in regulatory compliance or insurance coverage. The effectiveness of Mr. Dubinett’s activities and his knowledge of healthcare regulation (also demonstrated at each board meeting where he is actively involved in decision making) and his skill at negotiation of the Company’s insurance coverage and in training the Company’s employees in compliance and safety matters reflects his attributes and qualifications to serve as a director.

Sam Singer has been the Company’s Chief Financial Officer since October 1987, a director since November 1989, and a Senior Vice President since 2007.  He is responsible for all of the Company’s financial activities. This entails the preparation of detailed financial information for the board of directors, the Audit Committee and various other departments of the Company, the supervision of the preparation of the Company’s various tax returns and the financial portion of the Company’s Exchange Act Reports and the coordination of the annual audit of the Company’s financial statements with the Company’s auditors. Mr. Singer also is responsible for negotiating the Company’s borrowing arrangements with its principal lending bank (PNC Bank). Mr. Singer was instrumental in the Company obtaining a $6.7 million sales tax refund in January 2011 from the State of New Jersey. Mr. Singer was the Controller for Sycomm Systems Corporation, a data processing and management consulting company, from 1981 to 1987, prior to joining the Company.  He received a B.A. degree from Strayer University and an M.B.A. from Rutgers University.  Mr. Singer devotes all of his working time to the business of the Company. Mr. Singer’s skills as the Company’s chief financial officer have been demonstrated time and again. He has also been a valuable purveyor of knowledge concerning financial matters at each meeting of the Board and the Audit Committee and in aiding in decision making reflecting his attributes and qualifications to serve as a director. He also serves on the boards of several not-for-profit institutions.

Joseph Benincasa became a director of the Company in June 2005. Mr. Benincasa currently serves as the executive director of The Actors’ Fund of America, a position he has held since 1989. The Actors’ Fund is the leading national, non-profit human services organization providing comprehensive social and health care services, employment, training and housing support to the entertainment profession. It is headquartered in New York City with regional offices in Chicago and Los Angeles. As executive director, Mr. Benincasa is responsible for the administration of an annual operating budget of approximately $27 million and the operation of four major buildings for its members. The Actors’ Fund currently has approximately 52,000 members. For six years, Mr. Benincasa served as a director of St. Peter’s University Medical Center, a major hospital in northern New Jersey where he was involved in many decisions concerning healthcare. He also sits on the board of directors of Broadway Cares/Equity Fights AIDS; the National Theatre Workshop of the Handicapped; Career Transition for Dancers; the Times Square Alliance; the New York Society of Association Executives and the Somerset Patriots, a minor league baseball team. Mr. Benincasa holds a B.A. degree from St. Joseph’s University, an M. Ed. Degree from Rutgers University and also attended the Fordham University Graduate School of Business. Mr. Benincasa’s familiarity with healthcare issues through his board service at St. Peter’s University Medical Center and his large and continuing administrative responsibilities for a 52,000 member organization have proven invaluable in discussions at board meetings and reflect his attributes and qualifications to serve as a director.

Harry Elias became a director of the Company in March 2004. Mr. Elias commenced his employment in sales and marketing with JVC Company of America (“JVC”) in 1967, subsequently being appointed as JVC’s Senior Vice President of Sales and Marketing in 1983 and as Executive Vice President of Sales and Marketing in 1990. In 1995, Mr. Elias was named as JVC’s Chief Operating Officer, a position he occupied until April 2003 when he resigned his positions upon his appointment as JVC’s “Honorable Chairman.” JVC, a distributor of audio and video products headquartered in Wayne, New Jersey is the wholly owned United States subsidiary of Victor Company of Japan, a manufacturer of audio and video products headquartered in Japan. In January 2005, after retiring from JVC, Mr. Elias was appointed Chairman of the Board of and commenced to serve as a consultant to AKAI USA, the sole distributor in the United States of electronic products produced by AKAI, a Chinese manufacturer. Mr. Elias retired from AKAI in 2007 and currently is self-employed as a Business Consultant. As Chief Operating Officer at JVC, Mr. Elias oversaw the activities of approximately 300 people. JVC realized approximately $1.6 billion in annual revenues in the last year of Mr. Elias’ stewardship and he was partly responsible for formulating a budget for JVC. Mr. Elias has been an active participant at each board of directors meeting of the Company. His experience and skills in running an operation as large as JVC have proven invaluable in board deliberations and reflect his attributes and qualifications to serve as a director.

Gary Lederman, Esq. became a director of the Company in May 1997. He received his B.A. degree from Brooklyn College in 1954 and his J.D. degree from NYU Law School in 1957.  He was manager of Locals 370, 491 and 662 of the U.F.C.W. International Union from 1961 to 1985. As manager, he supervised the union operations for approximately 1,000 members from day to day, including negotiating union contracts with employers and serving as a trustee for union health and welfare funds. During the 1970s, Mr. Lederman also served as a member of the New York Attorney General’s Consumer Fraud Advisory Committee. He is retired from the unions and has been a lecturer at Queensboro Community College in the field of insurance. He served on an institutional review board for RTL, a pharmaceutical drug testing laboratory until his retirement in February 2007. RTL was responsible for reviewing pharmaceutical company applications to change the qualification of prescription drugs to over-the-counter drugs. Mr. Lederman’s legal expertise, his union manager experience and responsibilities, including his involvement with health and welfare funds and his familiarity with consumer regulation and the activities of pharmaceutical companies are invaluable experiences for his service as a Company director. He is the chairman of the Company’s Audit Committee and an active contributor at Audit Committee and directors’ meetings. His experience and his participation reflect his attributes and qualifications to serve as a director.

John Roglieri, M.D. became a director of the Company in September 1995.  He is an Assistant Professor of Clinical Medicine at Columbia University’s College of Physicians and Surgeons and an Assistant Attending Physician at Presbyterian Hospital, New York City.  Dr. Roglieri received a B.S. degree in Chemical Engineering and a B.A. degree in Applied Sciences from Lehigh University in 1960, an M.D. degree from Harvard Medical School in 1966, and a Masters degree from Columbia University’s School of Business in 1978.  From 1969 until 1971, he was a Senior Assistant Surgeon in the U.S. Public Health Service in Washington, D.C..  From 1971 until 1973 he was a Clinical and Research Fellow at Massachusetts General Hospital.  From 1973 until 1975, he was director of the Robert Wood Johnson Clinical Scholars program at Columbia University.  In 1975 he was appointed Vice-President, Ambulatory Services at Presbyterian Hospital, a position which he held until 1980.  Since 1980, he has maintained a private practice of internal medicine at Columbia-Presbyterian Medical Center.  From 1988 until 1992, he was also director of the Employee Health Service at Presbyterian Hospital. From 1992 through 1999, Dr. Roglieri was the corporate medical director of NYLCare, a managed care subsidiary of New York Life Insurance Company (“New York Life”). Dr. Roglieri was chief medical officer of Physician WebLink, a national physician practice management company, from 1999 to 2000. Since 2001, he has been a medical director for New York Life in Manhattan. He is a member of advisory boards to several pharmaceutical companies, a member of the Editorial Advisory Board of the journals Managed Care and Seminars in Medical Practice, and is a subject of biographical record in Who’s Who in America. Dr. Roglieri’s extensive medical background, his role as director of the Employee Health service at Presbyterian Hospital, his role as corporate medical director of a managed care organization (including service on the Editorial Board of “Managed Care”) and his many other activities denote his experience and skills and reflect his attributes and qualifications to serve as a director. The Board regards his input at board meetings as invaluable.

There are no family relationships between or among any directors or executive officers of Bio-Reference Laboratories. The Company’s Certificate of Incorporation provides for a staggered Board of Directors pursuant to which the Board is divided into three classes of directors and the members of only one class are elected each year to serve a three-year term. Mr. Singer and Mr. Elias are the Class II directors whose terms expire in fiscal 2011. Mr. Benincasa, Mr. Lederman and Dr. Roglieri are the Class III directors whose terms expire in fiscal 2012. Dr. Grodman and Mr. Dubinett are the Class I directors whose terms expire in fiscal 2013.

#8 Senior Management Incentive Bonus Plans

In each of the last three fiscal years (2008, 2009 and 2010), the Compensation Committee adopted a Senior Management Incentive Plan for that year which it believed would incentivize Senior Management to push to achieve operating results which the Committee believed would inure to the benefit of stockholders as well as management. Each Plan provided goals which the Committee believed could only be achieved through extraordinary team efforts by Senior Management and was designed to incentivize Senior Management to operate the Company in the most efficient manner possible. The following is a description of each Plan. The Compensation Committee has adopted a similar plan for fiscal 2011.

2008 Plan

The 2008 Senior Management Incentive Bonus Plan (the “2008 Plan”) included 13 members of Senior Management, including the Company’s three executive officers, as participants. The 2008 Plan provided for bonuses only in the event the Company’s Total Operating Income for the 2008 fiscal year exceeded 10.49% of Net Revenues. Under the 2008 Plan, the bonus varied from 10% to 50% of the participant’s gross wages to the extent Total Operating Income as a percentage of Net Revenues varied from not less than 10.50% to 14.50% or more, provided that the maximum bonus to be paid to a participant could not exceed 50% of the participant’s annual wages in fiscal 2008.

2009 Plan

The 2009 Senior Management Incentive Bonus Plan (the “2009 Plan”) was structured similar to the 2008 Plan and included 14 members of Senior Management, including the Company’s three executive officers, as participants. The 2009 Plan provided for bonuses only in the event the Company’s Total Operating Income for the 2009 fiscal year exceeded 10.49% of Net Revenues. Under the 2009 Plan, the bonus varied from 10% to 25% of the participant’s gross wages to the extent Total Operating

Income as a percentage of Net Revenues varied from not less than 10.50% to 12.00% or more, provided the maximum bonus to be paid to a participant could not exceed 25% of the participant’s annual wages in fiscal 2009.

2010 Plan

The 2010 Senior Management Incentive Bonus Plan (the “2010 Plan”) included 17 members of Senior Management, including the Company’s three executive officers, as participants. The 2010 Plan was based on two separate financial formula calculations. The first formula (“Formula One”) provided for bonuses only in the event the Company’s Total Operating Income for the 2010 fiscal year equaled or exceeded 10.75% of Net Revenues. Under Formula One, the bonus varied from 4% to 10% of the participant’s gross wages as Total Operating Income as a percentage of Net Revenue varied from not less than 10.74% to 12.76%, provided that the maximum bonus to be paid under Formula One to a participant could not exceed 10% of the participant’s annual wages in fiscal 2010.

The second formula (“Formula Two”) provided for bonuses based on the percentage increase in the Company’s Operating Income from fiscal 2009 (the “Base Year”) to fiscal 2010. A bonus to each participant with respect to Formula Two would only be payable if the Company’s Operating Income in fiscal 2010 exceeded by at least 24.99%, the Company’s Operating Income in fiscal 2009.

Under Formula Two, the bonus varied from 6% to 15 % of the participant’s gross wages as the percentage increase in the Company’s Operating Income in fiscal 2010 compared to fiscal 2009 varied from not less than 24.99% to in excess of 39.99% provided that the maximum bonus to be paid under Formula Two to a participant could not exceed 15% of the participant’s annual wages in fiscal 2010.

See Item 11 — the “Summary Compensation Table”, column (g) “Non-Equity Incentive Plan Compensation” as to the bonuses paid under the Senior Management Incentive Compensation Plan with respect to fiscal 2010 and 2009. No bonuses were earned under the Senior Management Incentive Compensation Plan with respect to fiscal 2008.

#9. Compensation Discussion and Analysis

Background

Through fiscal 2001, the Board of Directors, including the Company’s three executive officers, were responsible for reviewing the compensation paid to the Company’s executive officers, provided that none of the Company’s executive officers could vote with respect to his own compensation package. In fiscal 2002, the Company established a Compensation Committee consisting of three non-employee directors, Morton L. Topfer (Chairman), Gary Lederman and John Roglieri. Mr. Topfer resigned as a director and as a member of the Compensation Committee in February 2004. In March 2004, Dr. Roglieri became the Chairman of the Compensation Committee and Mr. Elias

was elected as a member of the Committee. Mr. Benincasa was elected as a member of the Committee in June 2005.

In May 1997, the Company executed an employment agreement with Dr. Grodman which expired on October 31, 2004.  Effective November 1, 2004, the Company executed a new seven year employment agreement with Dr. Grodman.  On December 31, 2010, the Company executed a new employment agreement with Dr. Grodman expiring on October 31, 2017 and superseding the contract then in effect. The terms of the new employment agreement are described above. See “Employment Agreements with Named Officers.”

In May 1997, the Company also executed employment agreements with Messrs. Dubinett and Singer (each expiring on October 31, 2002). During fiscal 2002, the Compensation Committee authorized extensions of both Messrs. Dubinett and Singer’s contracts for two additional years, with the Company having the option to extend each agreement for two consecutive one-year periods in addition. In consideration for Messrs. Dubinett and Singer executing the extension agreements, the Company agreed that the base compensation during each extension year would not be less than the total cash compensation paid to such individual in fiscal 2002. The Company’s option to extend Mr. Dubinett and Mr. Singer’s employment agreements was further extended through fiscal 2011 for Mr. Dubinett and through March 15th, 2012 for Mr. Singer.

Executive Compensation Philosophy

The objective of the Company’s compensation program for its three executive officers is to reward them for their leadership and efficiency in their areas of responsibility and for their overall contribution to the Company’s performance (Dr. Grodman as chief executive officer, Mr. Dubinett as chief operating officer responsible for healthcare regulatory compliance and insurance matters, and Mr. Singer as chief financial officer responsible for all financial matters). Except for the Senior Management Incentive Bonus Plan, there are no specific performance objectives or targets required to be achieved.

The elements of compensation for each of the executive officers are the following cash amounts.

(i)             Annual “Base Compensation”

(ii)          Participation in the Senior Management Incentive Bonus Plan

In view of the fact that our three named executive officers own substantial equity interests in the company and given the dilutive and expense of employee stock options, our compensation program for them focuses primarily on base salary, subject to annual increase based upon a review of the executive’s and the Company’s performance. In addition, to further incentivize our executive officers as well as certain other members of senior management, in 2005, we established a Senior Management Incentive Bonus Plan designed to assist in the Company’s profitability. The Plan is designed to encourage a

“team effort” as all of the senior management participants are rewarded under the Plan if the Targets are achieved and none of them are rewarded under the Plan if the Targets are not achieved. Bonuses under the Plan are earned and paid only to the extent the Company’s Total Operating Income equaled certain designated percentages of Total Net Revenues. Plan criteria were met with respect to fiscal 2007, 2009 and 2010 so that bonuses were earned and paid, but no bonuses were earned or paid under the Plan with respect to fiscal 2008 as the Plan’s targeted performances were not achieved. See “Senior Management Incentive Bonus Plan” herein.

Process for Determining Executive Compensation

Dr. Grodman’s 2004 seven year employment agreement was due to expire in October 2011. Dr. Grodman negotiated the terms of his new employment agreement directly with the Compensation Committee which did not have specific performance objectives for the Company to achieve in the future but believed that the steady increase in each of the past four years in the Company’s net revenues and profits were to a significant degree attributable to Dr. Grodman’s leadership as president and chief executive officer. The Committee believed it was important for the Company and its stockholders to secure Dr. Grodman’s services for another seven years. In addition, the Compensation Committee relied in part on executive compensation studies furnished by Compensation Resources, Inc. See “Rationale for Current Agreements with Three Executive Officers”.

Mr. Dubinett and Mr. Singer have employment contracts which periodically are extended for relatively short periods. They each negotiate the terms of their contracts including their Base Compensation with Dr. Grodman who then recommends the terms to the Compensation Committee for approval. Since fiscal 2008, the Base Compensation and the increase in Base Compensation in each year for Mr. Dubinett and for Mr. Singer have been identical. This is because in the opinion of Dr. Grodman and the Compensation Committee, each of such executive officers has performed his duties flawlessly and to distinguish between them in compensation could cause the Company to lose the services of one of them. The relative short term of each of their employment agreements could allow for early termination if Dr. Grodman or the Compensation Committee is not satisfied with either officer’s performance. Furthermore, the increases in their Base Compensation in each of the past three fiscal years have been as follows and such increases include automatic increases in fiscal years 2008 and 2010 based upon increases in the Consumer Price Index.

Increases in Base Compensation for Each of

Mr. Dubinett and Mr. Singer Over the Prior Three Fiscal Years

	Amount	Percentage Increase*
Fiscal 2008	$39,585	12%
Fiscal 2009	18,490	5%
Fiscal 2010	19,075	5%

* Includes increases in fiscal 2008 and fiscal 2010 due to increases in the Consumer Price Index.

In addition to their Base Compensation, Dr. Grodman, Mr. Dubinett and Mr. Singer have been and are participants in the Company’s Senior Management Incentive Compensation Plans.

Rationale for Current Employment Agreements with the Three Executive Officers

In December 2010, the Compensation Committee approved a new employment agreement (the “New Contract”) with Dr. Grodman ensuring that he would continue to serve as president of the Company through October 31, 2017.  The New Contract superseded the employment agreement then in effect and due to expire on October 31, 2011 (the “Old Contact”).  In negotiating Dr. Grodman’s New Contract, the Compensation Committee relied in part on executive compensation studies furnished by Compensation Resources, Inc., an independent executive compensation consulting firm (“CRI”). After taking into account the compensation paid to the chief executive officers of a peer group of nine publicly owned clinical testing laboratories (including the two major national laboratories, Quest Diagnostics, Inc. and Laboratory CP of America Holdings) CRI concluded that Dr. Grodman’s compensation package under the Old Contract was below (by over 20%) the comparable value delivered to the chief executive officers in the peer group and that Dr. Grodman’s compensation in its totality under the New Contract was within a reasonable comparable range. The nine peer group publicly owned clinical testing laboratories used as a benchmark by CRI were;

Bioclinica Inc.

Genoptix Inc

Laboratory Corporation of Amer Hldgs

Medtox Scientific Inc.

Neogenomics Inc.

Orchid Cellmark Inc.

Psychemedics Corp.

Quest Diagnostics Inc.

Response Genetics Inc.

The Compensation Committee also determined that the Base Compensation paid with respect to fiscal 2010, and the terms of the extension agreements with Messrs. Dubinett and Singer, were reasonable in relationship to the services performed, the responsibilities assumed and the results obtained, and were in the best interests of the Company. In connection with Dr. Grodman’s compensation, the Compensation Committee considered the Company’s increase in net revenues, patients serviced, working capital and shareholders’ equity in fiscal 2010 compared with the corresponding period in fiscal 2009. Furthermore, the compensation paid to Messrs. Grodman, Dubinett and Singer for fiscal 2010 comports with the Compensation Committee’s perception of base compensation levels of principal executives employed by other companies, both public and private, comparable in size to the Company.

#11. Review and Approval of Related Persons Transactions

The Company’s Code of Ethics is applicable to the Company’s Senior Management, as well as its key financial and accounting personnel. It has been designed to deter wrongdoing and to promote;

•                  Honest and ethical conduct including the ethical handling of actual or apparent conflicts of interest;

•                  Fair, accurate, timely and understandable disclosure in the Company’s public communications and reports filed with the SEC;

•                  Compliance with applicable governmental laws, rules and regulations;

•                  Prompt internal reporting of violations of the Code to an appropriate person or persons identified in the Code; and

•                  Accountability to ensure adherence to the Code.

The Code requires each covered person to deal ethically and honestly with the Company and to avoid business, financial or other direct or indirect interests or relationships that conflict with those of the Company or divide the covered person’s loyalty to the Company. Each covered person is required to sign an attestation of compliance with the Code at the end of each fiscal year.

In addition, it is the Company’s policy that transactions involving related persons (excluding executive officer compensation which is determined by the Compensation Committee) are to be presented to and assessed by the independent members of the board of directors. Related persons include the Company’s directors and executive officers, immediate family members of the directors and executive officers, and certain large security holders and their family members. If the determination is made that a related person has or may have a material direct or indirect interest in any Company transaction and that the amount involved equals or exceeds $120,000, the Company’s independent directors will review, approve and ratify the transaction, if appropriate, and the transaction will be disclosed if required under SEC rules. If the related party at issue is a director of the Company or a family member of a director, then that director will not participate in the relevant discussion and review.

Information considered in evaluating such transactions include the nature of the related person’s interest in the transaction, the material terms of the transaction, the importance of the transaction to the Company and the related person, whether the transaction would impair the judgment of a director or an executive officer to act in the best interests of the Company, and any other matters that management or the independent directors deem appropriate. Corporate policy requires all directors and employees, including all executives, to disclose their interests (including indirect interests through family members) with individuals or entities doing business with the Company, to management and/or the Board of Directors, and to remove themselves from all decisions related to that organization.

No such transactions with related parties occurred in fiscal year 2008 through 2010.

Exhibit 31.1

CHIEF EXECUTIVE OFFICER CERTIFICATION

I, Marc D. Grodman, certify that: 1. I have reviewed this report on Form 10-K of Bio-Reference Laboratories, Inc. (the “registrant”);

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)                                  designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)                                 designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purpose in accordance with generally accepted accounting principles;

(c)                                  evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)                                 disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth quarter of fiscal 2010) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors:

(a)                                  all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)                                 any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated:	January

/S/ Marc D. Grodman
Marc D. Grodman
Chief Executive Officer
Bio-Reference Laboratories, Inc.

1

Exhibit 31.2

CHIEF FINANCIAL OFFICER CERTIFICATION

I, Sam Singer, certify that: 1. I have reviewed this report on Form 10-K of Bio-Reference Laboratories, Inc. (the “registrant”);

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)                                  designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)                                 designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purpose in accordance with generally accepted accounting principles;

(c)                                  evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)                                 disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth quarter of fiscal 2010) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors:

(a)                                  all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)                                 any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated:	January

/S/ Sam Singer
Sam Singer
Chief Financial Officer
Bio-Reference Laboratories, Inc.

1

Exhibit 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO SECTION 906

OF THE SARBANES-OXLEY ACT OF 2002

I, Marc D. Grodman, Chief Executive Officer of Bio-Reference Laboratories, Inc. (the “registrant”), do hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(a)                                  the Annual Report on Form 10-K of the registrant for the fiscal year ended October, 31 2010, which this certification accompanies (the “Periodic Report”), fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

(b)                                 based on my knowledge, the information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated:	January

/S/ Marc D. Grodman
Marc D. Grodman
Chief Executive Officer
Bio-Reference Laboratories, Inc.

1

Exhibit 32.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO SECTION

OF THE SARBANES-OXLEY ACT OF 2002

I, Sam Singer, Chief Financial Officer of Bio-Reference Laboratories, Inc. (the “registrant”), do hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(a)                                  the Annual Report on Form 10-K of the registrant for the fiscal year ended October 31 2010, which this certification accompanies (the “Periodic Report”), fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

(b)                                 based on my knowledge, the information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated:	January

/S/ Sam Singer
Sam Singer
Chief Financial Officer
Bio-Reference Laboratories, Inc

1